

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Mr. Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

> **Re: G-III Apparel Group, Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 12, 2013**
> **File No. 000-18183**

Dear Mr. Nackman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013
Notes to Consolidated Financial Statements, page F-8
Note D – Acquisitions and Intangibles, page F-13

1.   We note your disclosure on page 35 that goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Please provide us with a detailed discussion of how you determined your reporting units in accordance with the guidance in FASB ASC 350-20-35-33 through 35-37 and tell us how many reporting units you identified and tested for impairment. Please note your discussion should also address how goodwill was allocated to your reporting units in accordance with FASB ASC 350-20-35-41 through 35-44.

Note K – Segments, page F-22

2.   We note your disclosure that you aggregate your operating divisions into three reportable segments. Please provide us with a detailed discussion of how you identified your operating segments and which operating segments have been aggregated into your three reportable segments. Please explain how you applied the aggregation criteria of FASB ASC 280-10-50-11, including considerations of economic similarity, in arriving at your reportable segments. Please note your discussion should also address your recent acquisition of G.H. Bass & Co. that has been included in your retail segment per the disclosure on page 14 of your 10-Q for the quarter ended October 31, 2013.

3.   Please expand your disclosure in future filings to include a reconciliation of the total of each reportable segment's assets to your total consolidated assets. Refer to FASB ASC 280-10-50-30c.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Neal S. Nackman
G-III Apparel Group, Ltd.
January 28, 2014
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

·
    You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.


Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining
